FOR IMMEDIATE RELEASE: May 9, 2011	PR 11-12

Atna Announces Results of AGM

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN  OTCBB:ATNAF) is pleased to announce that  shareholders approved the election of Management's entire slate of directors at the Atna Annual General Meeting held on May 6, 2011. "The Directors will redouble their efforts over the next year to increase shareholder value in the Company", stated David Watkins, Chairman of the Board.

“Management and the Board would like to thank  Atna’s shareholders for their continued support and approval,” states James Hesketh, President  & CEO. "We will continue to work hard to add value for our shareholders.  Excellent results from our drilling programs at the Briggs Mine in California will likely  increase our minable reserves and mine life. In addition, at Briggs we are doubling our leach pad capacity and our irrigation and carbon absorption capacities. These projects will accelerate gold recovery from existing gold inventory in our leach pads and from new gold ores mined. With the completion of these projects in the second quarter, we do not anticipate that any significant capital expenditures will be required at Briggs under the current mine plan. This will allow us to utilize future cash flow from operations to unlock value from our other mine development projects, including Reward, Pinson and Columbia. At the same time, we are pursuing our ongoing program to monetize, joint venture or option our non-core property positions. We believe that this strategy will create a strong future for Atna and its shareholders."

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion, future production, costs, and cash flow at the Briggs Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and production operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182